Exhibit 99.1

ZEEKR Announces January 2025 Delivery Update

HANGZHOU, China, February 01, 2025 – ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a global premium electric mobility technology company, today announced its delivery results for January 2025.

ZEEKR delivered 11,942 vehicles in January 2025. As of the end of January 2025, ZEEKR’s cumulative deliveries reached 430,698.

At CES 2025 in Las Vegas, ZEEKR announced various key advancements spanning strategy, technology, and product offerings. Highlights included a collaboration with Qualcomm Technologies, Inc. to spearhead innovation in intelligent cockpit development. This partnership underscores ZEEKR’s dedication to providing cutting-edge driving experiences. ZEEKR also introduced the world’s first OEM-produced, self-developed intelligent driving domain controller based on NVIDIA DRIVE AGX Thor, a testament to the Company’s commitment to autonomous driving technology. Further solidifying its position in the EV charging infrastructure, ZEEKR announced the rollout of ZEEKR Energy's overseas 800V ultra-fast charging network. Finally, ZEEKR generated excitement for the future mobility with the announcement of ZEEKR RT, the world-first mass-produced purpose-built vehicle for autonomous mobility with deliveries slated to begin in 2025.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR's value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has developed a diversified product portfolio that primarily includes the ZEEKR 001, a luxury shooting brake; the ZEEKR 001 FR, a hyper-performing electric shooting brake; the ZEEKR 009, a pure electric luxury MPV; the ZEEKR 009 Grand, a four-seat ultra-luxury flagship MPV; the ZEEKR X, a compact SUV; the ZEEKR 7X, a premium electric five-seater SUV; the ZEEKR MIX; and an upscale sedan model. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com